EXHIBIT 99.1

Order for 500 Volvo Buses from Iran

GOTEBORG, Sweden, April 19, 2005 (PRIMEZONE) -- Volvo Buses has received an order for 500 bus chassis from Iran. The order came from the company's importer in the country, Run Iran. All the chassis will be delivered in 2005.

Iran is one of Volvo Buses' biggest single markets. 3,400 Volvo buses have been sold in the country over the past ten years via the importer Run Iran.

The latest order is for 500, B7R MkII intercity bus chassis. The chassis will be delivered in CKD kits from Volvo Buses' factory in Boras. They will then be assembled at Run Iran's own factory in Saveh, 170 km southeast of the capital Teheran.

The bodies for them will be manufactured at the same factory. The bodies is Run Iran's own design. But the design is built on a Volvo concept and Run Iran and Volvo work closely with one another.

"Run Iran has bought body components from Volvo Buses in the past," says Bjorn Ringius, Volvo Buses' Marketing Manager for Iran. "We are negotiating to sell body components for this order as well."

The Volvo buses that Run Iran builds are of top quality for the country and are mainly used as intercity buses.

April 19, 2005

 For further information, please contact Bjorn Ringius, +46 31 322 42 56 or Per-Martin Johansson, press officer, +46 31 322 52 00.

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Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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